

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Jim Crawford
Chief Executive Officer
Jet Metal Corp.
Suite 1240
West Pender Street
Vancouver, B.C.
Canada V6E 4G1

> **Re:** **Jet Metal Corp. f/k/a Crosshair Energy Corporation**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed July 25, 2013**
> **Response dated February 26, 2014**
> **File No. 001-33439**

Dear Mr. Crawford:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2013
Consolidated Financial Statements
Statements of Operations and Comprehensive Loss

1.   We note your response to the comment in our letter dated February 20, 2014. We also note that on the face of your statements of operations and comprehensive loss you present your expenses according to their nature and elected to include separate subtotals of "Expenses" and "Other Items." We also note that the subtotal of "Expenses" includes items that appear to be related to your exploration and evaluation operations while the "Other Items" subtotal appears to include items that are related to non-operating activities, except for the line item captioned, "Impairment of exploration and evaluation assets." It appears that "Impairment of exploration and evaluation assets" is more closely

related to the types of charges included in your subtotal of "Expenses." Please confirm that in future filings you will reclassify your line item captioned, "Impairment of exploration and evaluation assets" within the "Expenses" subtotal or tell us why no reclassification is necessary. Refer to paragraphs 85 and 86 of IAS 1.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining